October 9, 2012

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F Street, N.E.

Washington, D.C. 20549

Re: Sun Capital Advisers Trust (the “Trust”) (File No. 811-08879)

Ladies and Gentlemen:

This letter responds to comments of the staff of the Securities and Exchange Commission (the “Commission”) transmitted orally by Ms. Michelle Roberts of the staff on August 31, 2012, relating to the preliminary proxy statement, which was filed with the Commission pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on August 21, 2012 (Accession No. 0001193125-12-363582).

For the staff’s convenience, the staff’s comments are restated below, followed by the Trust’s responses. Comments indicated below to have been “accepted” have been addressed in a definitive proxy statement, which was filed with the Commission pursuant to Regulation 14A under the Exchange Act on October 9, 2012. A courtesy copy of the definitive proxy statement has been sent to Ms. Roberts.

1.	Comment: Revise the paragraph that extends from the bottom of page 2 to the top of page 3 of the “Letter to Variable Contract Owners” to track the paragraph that extends from the bottom of page 2 to the top of page 3 of the “Notice.”

Response: The Trust respectfully declines to make this revision. The minor differences between these two paragraphs stem from the fact that while the intended audience of the “Letter to Variable Contract Owners” is variable contract owners, the intended audience of the required “Notice” is both shareholders and variable contract owners. Accordingly, no changes have been made in response to this comment.

2.	Comment: In the chart on page 4 of the proxy statement, add “of the relevant Fund” after “All classes” in the fourth column of row 4(b).

Response: Accepted. The Trust has added the recommended language.

US    Austin    Boston    Charlotte    Hartford     New York    Orange County    Philadelphia    Princeton    San Francisco    Silicon

Valley    Washington DC    EUROPE    Brussels    Dublin    London     Luxembourg    Moscow    Munich    Paris    ASIA    Beijing

Hong Kong

U.S. Securities and Exchange Commission October 9, 2012 Page 2

3.	Comment: The presentation of the table on page four would be clearer if each fund was listed with an indication of the proposals that apply to that fund.

Response: Accepted. Although the Trust submits that the current table is in the form prescribed by Item 22(a)(3) of Schedule 14A1 the Trust has added a “reverse image” table listing first the names of the funds and then the proposals applicable to each fund.

4.	Comment: The following language appears twice in the proxy statement section entitled “General Description of MFS Agreement and Current Agreements”:

“MFS has agreed in writing to generally bear the Fund’s expenses…”

What is meant by “generally bear”? Are there some express expenses that MFS will not bear? Is the “generally bear” language the actual language from the “writing” referred to in the quoted language? If not, please reflect the actual language used in the writing. If the writing is a formal agreement, please disclose that and name the parties to the agreement. Alternatively, if the writing is not a binding agreement, please disclose that it is not, as well as the implications that possibly flow from that fact.

Response: The word “generally” has been deleted in each instance. This undertaking has been reflected in a formal written agreement among Massachusetts Financial Services Company (“MFS”), MFS Fund Distributors, Inc. and the Trust, which is reflected in the revised disclosure. The revised disclosure also reflects the actual language used in the written agreement.

5.	Comment: Per Item 23 of Schedule 14A, please provide householding disclosure, if applicable.

Response: The Trust does not utilize the “householding” practice permitted under Rule 14a-3(e)(1) under the Exchange Act. Accordingly, no householding language appears in the proxy statement.

[1]

“When a Fund proxy statement solicits a vote on proposals affecting more than one Fund or class of securities of a Fund … present a summary of all of the proposals in tabular form on one of the first three pages of the proxy statement and indicate which Fund or class shareholders are solicited with respect to each proposal” (emphasis added).

U.S. Securities and Exchange Commission October 9, 2012 Page 3

*****

Pursuant to the Commission’s press release (“SEC Staff to Publicly Release Comment Letters and Responses,” 2004-89), the Trust acknowledges the following:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at (617) 728-7167 or Kathryn Cohen at (617) 728-7165.

Sincerely,

/s/ Christopher P. Harvey
Christopher P. Harvey

cc:	Michelle Roberts, Esq. (SEC Division of Investment Management)
Maura Murphy, Esq.